UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 2)



                                 ASHWORTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04516H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                         with a copy to:

           David Meyer                               Stanley H. Meadows, P.C
  c/o Knightspoint Partners LLC                          Heidi J. Steele
  787 Seventh Avenue, 9th Floor                     McDermott Will & Emery LLP
     New York, New York 10019                         227 West Monroe Street
          (212) 786-6050                             Chicago, Illinois 60606
                                                          (312) 372-2000

--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications)

                                  MARCH 3, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners II, L.P.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Capital Management II LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101
--------------------------------------------------------------------------------

(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners LLC                            81-0604786
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1) Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Koeneke
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            18,200
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 200
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 18,200
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 200
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         18,400
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         David Meyer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            34,000
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 200
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 34,000
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 200
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         34,200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value and Opportunity Master Fund Ltd.
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            811,821
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 811,821
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         811,821
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.7%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                 20-0870632
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            154,634
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 154,634
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         154,634
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1.1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC                                37-1484525
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            966,455
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 966,455
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC                                    13-3937658
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
        of a Group (See Instructions)          (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            966,455
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 966,455
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO IA
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC                              13-3946794
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
        of a Group (See Instructions)          (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            966,455
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 966,455
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 966,455
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 966,455
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         966,455
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         6.8%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Black Sheep Partners, LLC
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            41,678
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 41,678
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         41,678
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Brian Black
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) /x/
         of a Group (See Instructions)         (b) / /
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            41,678
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 41,678
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         41,678
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Glazer
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            7,000
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 7,000
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         7,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         H. Michael Hecht
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            1,000
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 1,000
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter M. Weil
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            1,500
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 1,500
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         1,500
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 04516H101

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Andrea Weiss
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member (a) / /
         of a Group (See Instructions)         (b) /x/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see Instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares        (7)      Sole Voting Power
Beneficially Owned by
Each Reporting Person            0
with:
                        --------------------------------------------------------
                        (8)      Shared Voting Power

                                 0
                        --------------------------------------------------------
                        (9)      Sole Dispositive Power

                                 0
                        --------------------------------------------------------
                        (10)     Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D filed on January 23, 2006, as amended to date ("Schedule 13D") by the Reporting Persons listed below. Unless otherwise indicated, all capitalized terms in this Amendment No. 2 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 2 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 2 relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of Ashworth, Inc., a Delaware corporation (the "Company") and is being filed on behalf of the undersigned to amend the
Schedule 13D which was originally filed on January 23, 2006 by the undersigned. The principal executive offices of the Company are located at 2765 Loker Avenue West, Carlsbad, California 92008.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Amendment No. 2 is being filed jointly by Knightspoint Partners II LLC, Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Michael Koeneke, David Meyer, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, Thomas W. Strauss, Black Sheep Partners, LLC and Brian Black (collectively, the "Knightspoint Group"). In addition, although they do not affirm their membership in the group that is composed of, and affirmed by, the Knightspoint Group, each of Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss (collectively, the "Other Reporting Persons" and, together with the Knightspoint Group, the "Reporting Persons") are filing this Amendment No. 2. Each Other Reporting Person disclaims beneficial ownership of Common Stock held by the Knightspoint Group and, similarly, the Knightspoint Group disclaims beneficial ownership of Common Stock held by the Other Reporting Persons.

         Knightspoint Partners II, L.P. is a Delaware limited partnership formed to make investments whether through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Knightspoint Partners II, L.P. is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The General Partner of Knightspoint Partners II, L.P. is Knightspoint Capital Management II LLC, a Delaware limited liability company formed to be the general partner of Knightspoint Partners II, L.P. The address of the principal business and principal offices of Knightspoint Capital Management II LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The sole Member of Knightspoint Capital Management II LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Knightspoint Partners LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Each of Michael Koeneke and David Meyer is a managing member of Knightspoint Partners LLC.

         Michael Koeneke is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Koeneke's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

         David Meyer is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Meyer's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

         Starboard Value and Opportunity Master Fund Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of Starboard Value and Opportunity Master Fund Ltd. is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. Parche, LLC is a Delaware limited liability company. The address of the principal business and principal office of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC have been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

         The managing member of Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC. Admiral Advisors, LLC also serves as the investment manager for Starboard Value and Opportunity Master Fund Ltd. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal office of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, and Thomas
W. Strauss is a United States citizen and each is a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Solomon, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         Black Sheep Partners, LLC is a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Black Sheep Partners, LLC is 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611. Brian Black is the managing member of Black Sheep Partners, LLC.

         Brian Black is a United States citizen whose business address is c/o Black Sheep Partners, LLC 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611. Mr. Black's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Black Sheep Partners, LLC.

         Michael Glazer is a United States citizen whose business address is 5 Gleneagles Drive, Lenox, Massachusetts 01240. Mr. Glazer is President of Team Neu, which is his principal occupation.

         H. Michael Hecht is a United States citizen whose business address is 248 South San Rafael Avenue, Pasadena, California 91105. Mr. Hecht is an advisor to businesses on product, marketing, distribution and sourcing strategies, which is his principal occupation.

         Peter M. Weil is a United States citizen whose business address is 53 Bonad Road, West Newton, Massachusetts 02465. Mr. Weil is a partner of Lighthouse Retail Group LLC, which is his principal occupation.

         Andrea Weiss is a United States citizen whose business address is c/o 27400 Sr. 44-E, Eustis, Florida 32736. Ms. Weiss is the President and CEO of Retail Consulting, LLC, a retail consulting firm, which is her principal occupation.

         (d) and (e) During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 to the Schedule 13D is hereby amended to include the following information:

         All purchases of Common Stock by Starboard Value and Opportunity Master Fund Ltd. and Parche LLC that were made since the date of the Schedule 13D were made in open market transactions. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was approximately $1,023,093 by Starboard Value and Opportunity Master Fund Ltd. and $194,883 by Parche, LLC, including broker commissions.

         The purchases of 1,500 shares of Common Stock held by Peter Weil were made in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by Mr. Weil for such purchases (excluding brokerage commissions) was $13,146.52.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Amendment No. 2 and the Schedule 13D relates for investment purposes. In addition, as described below, the Knightspoint Group acquired beneficial ownership of the shares of Common Stock to which this Amendment No. 2 and the Schedule 13D relates for the possible purpose of exerting influence over the direction of the Company.

         On December 22, 2005, Knightspoint Partners II, L.P. delivered a written notice to the Company pursuant to the Company's By-laws indicating its intent to introduce the following proposals, among others, at the Company's 2006 annual meeting of stockholders (the "Proposals"):

         o        Setting the board of directors at nine members;

         o Amending the Company's By-laws to permit stockholders of the Company to fill vacant directorships and newly created directorships;

         o Amending the Company's By-laws to permit holders of 15% or more of the Company's Common Stock to call special meetings of the Company; and

         o Electing the following persons to the board of directors of the Company: Michael Glazer, Michael Hecht, Michael S. Koeneke, David M. Meyer, Peter M. Weil and Andrea Weiss.

A copy of Knightspoint Partners II, L.P.'s notice to the Company was attached to the Schedule 13D as Exhibit 4 and incorporated herein by reference.

         The Knightspoint Group supports the proposals set forth in the notice delivered to the Company by Knightspoint Partners II, L.P. because it believes the Company needs an active and involved board to address voids in its organizational structure, to set strategic and operational priorities, and to establish the rigorous financial controls, systems and incentives necessary for their successful execution. The Knightspoint Group believes that the Company ultimately should be sold to a larger organization with a broader portfolio of brands and that it is appropriate to aggressively explore strategic sale options. However, the Knightspoint Group is concerned that the strategic assessment process the Company recently initiated with an outside financial advisor will not produce results absent strong board participation and oversight. Also, it may happen that a strategic transaction is best entered into after a period of improvement which will require a diligent focus on the exigencies of the business.

         In addition to the foregoing, the members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the members of the Knightspoint Group have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company's affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the members of the Knightspoint Group may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The members of the Knightspoint Group may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with these and other plans or proposals that the Knightspoint Group may develop, the members of the Knightspoint Group may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

         On February 2, 2006, the Knightspoint Group filed a preliminary proxy statement with respect to the Proposals.

         On February 8, 2006, Knightspoint Partners II, L.P. sent a shareholder list request to the Company.

         On February 27, 2006, the Knightspoint Group issued a press release announcing its submission of a slate of director nominees to be voted upon at the 2006 annual meeting of stockholders of the Company. A copy of the press release is attached hereto as Exhibit 5.

         Except as set forth herein, the Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In addition to the plans or proposals described above to the extent any Other Reporting Person is deemed to be a member of the Knightspoint Group, and except as set forth herein, the Other Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Knightspoint Group and the Other Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 1,070,033 shares of Common Stock, representing approximately 7.5% of the outstanding shares of Common Stock based upon 14,267,467 shares reported by the Company to be outstanding as of January 31, 2006, as reported in its Annual Report on Form 10-K for the year ended October 31, 2005, as amended on February 28, 2006. As of the date hereof, the Knightspoint Group owns an aggregate of 1,060,533 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock. As of the date hereof, the Other Reporting Persons own an aggregate of 9,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Amendment No. 2, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Amendment No. 2, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

         As of the date hereof, Messrs. Koeneke and Meyer separately and individually own an additional 18,200 and 34,000 shares of Common Stock respectively, representing less than 1% of the outstanding shares of Common Stock. Messrs. Koeneke and Meyer have sole voting and dispositive power over the shares of Common Stock held by them personally.

         As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 811,821 and 154,634 shares of Common Stock, respectively, constituting approximately 5.7% and 1.1%, respectively, of the outstanding shares of Common Stock. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. As the managing members of C4S & Co., LLC, each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss may be deemed to beneficially own the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, representing an aggregate of 966,455 shares, constituting approximately 6.8% of the outstanding shares of Common Stock. Each of Messrs. Cohen, Solomon, Stark and Strauss share voting and dispositive power with respect to the shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Solomon, Stark and Strauss disclaim beneficial ownership of such shares.

         As of the date hereof, Black Sheep Partners, LLC beneficially owns an aggregate of 41,678 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Black Sheep, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Amendment No.2, Brian Black may be deemed to have indirect beneficial ownership of the 41,678 shares of Common Stock held by Black Sheep Partners, LLC. Mr. Black has sole voting and dispositive power over the shares of Common Stock held by Black Sheep Partners, LLC.

         As of the date hereof, H. Michael Hecht beneficially owns an aggregate of 1,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Hecht has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, Michael Glazer beneficially owns an aggregate of 7,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Glazer has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, Peter Weil beneficially owns an aggregate of 1,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Weil has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, Andrea Weiss does not beneficially own any shares of Common Stock, but she has agreed to be a nominee of the Knightspoint Group to stand for election to the board of directors of the Company at its 2006 annual meeting of stockholders, and, therefore, under the rules of the SEC, she may be deemed to be a member of a group with the Knightspoint Group.

         (c) The following purchases of Common Stock have occurred since January 23, 2006, the filing date of the Schedule 13D by the specified Reporting Person. All of these purchases were effected in open market purchases:

                                           Starboard Value and Opportunity Master Fund Ltd.
                Date                             Number of Shares                    Price Per Share ($) (1)
-------------------------------------   ------------------------------------   ------------------------------------
                1/31/06                                17,640                              8.5000
                2/1/06                                 42,000                              8.6000
                2/2/06                                 15,853                              8.4529
                2/3/06                                  4,261                              8.4995
                2/6/06                                 30,196                              8.6706
                2/7/06                                  8,837                              8.6000
---------------
(1) Excludes commissions and other execution-related costs.


                                                                     Parche, LLC
                Date                             Number of Shares                    Price Per Share ($) (1)
-------------------------------------   ------------------------------------   ------------------------------------
                1/31/06                                 3,360                              8.5000
                2/1/06                                  8,000                              8.6000
                2/2/06                                  3,020                              8.4529
                2/3/06                                    812                              8.4995
                2/6/06                                  5,752                              8.6706
                2/7/06                                  1,683                              8.6000
---------------
(1) Excludes commissions and other execution-related costs.


                                                                      Peter Weil
                Date                             Number of Shares                    Price Per Share ($) (1)
-------------------------------------   ------------------------------------   ------------------------------------
                1/23/06                                   862                              8.96
                3/3/06                                    638                              8.50
---------------
(1) Excludes commissions and other execution-related costs.


         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Starboard Value and Opportunity Master Fund Ltd., Parche LLC, Black Sheep Partners, LLC and Knightspoint Partners LLC have an oral agreement pursuant to which Knightspoint Partners LLC provides advice and services with respect to the parties' investments in the Common Stock of the Company, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Company with Knightspoint Partners LLC and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, Knightspoint Partners LLC receives an amount equal to 11% of the profits realized by Parche LLC and Starboard Value and Opportunity Master Fund Ltd. on their investment in the Company and 15% of the profits realized by Black Sheep Partners on their investment in the Company. "Profits" are defined as pre-tax capital gains (losses) plus dividends less applicable broker fees and allocated Transaction Expenses. "Transaction Expenses" are defined as any direct expenses incurred by the group in connection with the investment including documented legal, travel and other "out of pocket" expenses.

         Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Black Sheep Partners, LLC and Knightspoint Partners LLC have also orally agreed that all expenses incurred in connection with the activities of the Knightspoint Group shall be allocated among each of them pro rata in accordance with the number of shares of Common Stock beneficially owned by each.

         None of Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss is a party to the agreements described above.

         The Knightspoint Group expects to enter into written agreements with Michael Glazer, H. Michael Hecht, Michael S. Koeneke, David M. Meyer, Peter M. Weil and Andrea Weiss, as its nominees for the board of directors of the Company, pursuant to which, among other things, the nominees will be indemnified against certain potential liabilities that might arise in connection with their being named as director nominees and related matters.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

*1. Power of Attorney executed by David Meyer, Michael Koeneke, Black Sheep Partners, LLC, Brian Black, Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*2. Power of Attorney executed by Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*3. Joint Filing Agreement, dated January 20, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

*4. Letter from Knightspoint Partners II, L.P. to the Company, dated December 22, 2005, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

*5. Press release issued on February 27, 2006, incorporated herein by reference to the filing on Schedule 14A, pursuant to Rule 14a-12 under Securities Exchange Act of 1934, as amended, by the Knightspoint Group on February 27, 2006.

*6. Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 2, 2006 by the Knightspoint Group.

7. Preliminary Proxy Statement on Schedule 14A of the Knightspoint Group filed with the Securities and Exchange Commission, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 23, 2006 by the Knightspoint Group.

---------------
* Previously filed with the Schedule 13D filed on January 23, 2006.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2006                 KNIGHTSPOINT PARTNERS II, L.P.

                                      By: Knightspoint Capital Management II LLC
                                      Its: General Partner

                                      By: Knightspoint Partners LLC
                                      Its: Member

                                      By:  /s/ David Meyer
                                         ---------------------------------------
                                      Name: David Meyer
                                      Title: Managing Member

                                      KNIGHTSPOINT CAPITAL MANAGEMENT II LLC

                                      By: Knightspoint Partners LLC
                                      Its: Member

                                      By:  /s/ David Meyer
                                         ---------------------------------------
                                      Name: David Meyer
                                      Title: Managing Member

                                      KNIGHTSPOINT PARTNERS LLC

                                      By: /s/ David Meyer
                                         ---------------------------------------
                                      Name: David Meyer
                                      Title: Managing Member

                                      /s/ David Meyer
                                      ------------------------------------------
                                      David Meyer
                                      Individually and as attorney-in-fact for
                                      each of Michael Koeneke, Black Sheep
                                      Partners, LLC, Brian Black, H. Michael
                                      Hecht, Peter Weil and Andrea Weiss

                                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                                PARCHE, LLC

                                ADMIRAL ADVISORS, LLC

                                     By: Ramius Capital Group, LLC


                                     Its: Managing Member

                                     By: C4S & Co., LLC
                                     Its: Managing Member

                                RAMIUS CAPITAL GROUP, LLC

                                     By: C4S & Co., LLC
                                     Its: Managing Member

                                C4S & CO., LLC

                                By: /s/ Jeffrey M. Solomon
                                   ---------------------------------------------
                                   Name: Jeffrey M. Solomon
                                   Title: Authorized Person

                                /s/ Jeffrey M. Solomon
                                ------------------------------------------------
                                Jeffrey M. Solomon
                                Individually and as attorney-in-fact for each of
                                Peter A. Cohen, Morgan B. Stark and Thomas W.
                                Strauss

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
                                                              Schedule I
                                           Starboard Value and Opportunity Master Fund, Ltd.

          Name and Position                    Principal Occupation                Principal Business Address
-------------------------------------  -------------------------------------  -------------------------------------

Mark Mitchell                          Managing Director of Ramius Capital    666 Third Avenue
Director                               Group, LLC                             26th Floor
                                                                              New York, New York 10017
Jeffrey M. Solomon                     Managing Member of C4S & Co., LLC,     666 Third Avenue
Director                               which is the Managing Member of        26th Floor
                                       Ramius Capital Group, LLC              New York, New York 10017
CFS Company Ltd.                       Nominee Company registered with        c/o Citco Fund Services (Cayman
Director                               Cayman Islands Monetary Authority      Islands) Limited
                                       and is affiliated with Administrator   Corporate Center
                                       of the Fund                            West Bay Road
                                                                              Grand Cayman, Cayman Islands
                                                                              British West Indies
CFS Corporation Ltd.                   Affiliate of the Administrator of      c/o Citco Fund Services (Cayman
Secretary                              the Fund                               Islands) Limited
                                                                              Corporate Center
                                                                              West Bay Road
                                                                              Grand Cayman, Cayman Islands
                                                                              British West Indies
